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                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549
                            ------------------------


                                AMENDMENT NO. 4

                                       TO

                                 SCHEDULE 14D-1
              TENDER OFFER STATEMENT PURSUANT TO SECTION 14(d)(1)
                     OF THE SECURITIES EXCHANGE ACT OF 1934
                            ------------------------

                        MONEYGRAM PAYMENT SYSTEMS, INC.
                           (NAME OF SUBJECT COMPANY)

                      PINE VALLEY ACQUISITION CORPORATION
                                      AND

                                   VIAD CORP
                                   (BIDDERS)

                          COMMON STOCK, $.01 PAR VALUE
                         (TITLE OF CLASS OF SECURITIES)

                                   608910105
                     (CUSIP NUMBER OF CLASS OF SECURITIES)

                            ------------------------

                    PETER J. NOVAK, ESQ.                                                Copy to:
             VICE PRESIDENT AND GENERAL COUNSEL                                 FRANK M. PLACENTI, ESQ.
                         VIAD CORP                                                   BRYAN CAVE LLP
           1850 NORTH CENTRAL AVENUE, SUITE 2212                         2800 NORTH CENTRAL AVENUE, SUITE 2100
                PHOENIX, ARIZONA 85077-2212                                   PHOENIX, ARIZONA 85004-1098
                 (602) 207-4000 (TELEPHONE)                                    (602) 230-7000 (TELEPHONE)
                    (602) 207-5480 (FAX)                                          (602) 266-5938 (FAX)
       (NAME, ADDRESS AND TELEPHONE NUMBER OF PERSON
    AUTHORIZED TO RECEIVE NOTICES AND COMMUNICATIONS ON
                     BEHALF OF BIDDERS)

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                           CALCULATION OF FILING FEE



========================================================================
                        TRANSACTION                           AMOUNT OF
                         VALUATION                            FILING FEE
                        -----------                           ----------
$286,514,430*                                                   $57,303
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



* For purposes of calculating the amount of the filing fee only. The amount assumes the purchase of 16,513,800 shares of common stock, $.01 par value of Moneygram Payment Systems, Inc. (the "Company") at a price per share of $17.35 in cash (the "Offer Price"). Such number of shares represents all of the Shares outstanding as of May 8, 1998.



[X] Check box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.



  Amount Previously Paid:    $56,147.00  Filing Party:  Pine Valley Acquisition Corporation and Viad Corp
  Form or Registration No.:  005-48863   Date Filed:    April 10, 1998


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     This Amendment No. 4 amends and supplements the Tender Offer Statement on
Schedule 14D-1 filed on April 10, 1998, amended and supplemented on April 16, 1998, April 29, 1998 and May 8, 1998 (the "Statement") relating to the offer by Pine Valley Acquisition Corporation, a Delaware corporation ("Purchaser") and a wholly owned subsidiary of Viad Corp, a Delaware corporation ("Parent"), to purchase all outstanding shares of Common Stock, par value $.01 per share (the "Shares"), of MoneyGram Payment Systems, Inc., a Delaware corporation (the "Company"), upon the terms and subject to the conditions set forth in Purchaser's Offer to Purchase dated April 10, 1998, amended and supplemented on April 16, 1998, April 29, 1998, May 8, 1998 and May 11, 1998 (the "Offer to
Purchase") and in the related Letter of Transmittal (which, as amended or supplemented from time to time, together constitute the "Offer").


     Capitalized terms not separately defined herein shall have the meaning specified in the Statement.


ITEM 1.  SECURITY AND SUBJECT COMPANY.



     Item 1 is hereby amended and supplemented as follows:



     The Offer Price has been increased from $17.00 to $17.35 per Share, Parent issued a Press Release announcing such increase. A copy of the Press Release has been filed as Exhibit (a)(14) to this Amendment No. 4 and is incorporated herein by reference in its entirety. The information set forth in the Supplement which is attached hereto as Exhibit (a)(13) is incorporated herein by reference.



     Shareholders who have already tendered their Shares to the Purchaser will automatically receive the increased Offer Price without taking any further action.


ITEM 10.  ADDITIONAL INFORMATION.

     Item 10(f) is hereby amended and supplemented as follows:


The Offer has been extended to 6:00 p.m., New York City time, on Friday, May 22, 1998. Parent issued a Press Release announcing such extension and reporting that approximately 4.8 million Shares had been tendered pursuant to the Offer and not withdrawn as of the close of business on Friday, May 7, 1998. A copy of the Press Release has been filed as Exhibit (a)(14) to this Amendment No. 4 and is incorporated herein by reference in its entirety. The information set forth in the Supplement which is attached hereto as Exhibit (a)(13) is incorporated herein by reference.


ITEM 11.  MATERIAL TO BE FILED AS EXHIBITS.

     Item 11 is hereby amended and supplemented as follows:


(a)(13)    Supplement to Offer to Purchase dated May 11, 1998.
(a)(14)    Revised Press Release issued by Parent on May 11, 1998.

                                   SIGNATURES

     After due inquiry and to the best of my knowledge and belief, the undersigned certify that the information set forth in this statement is true, complete and correct.

                                          PINE VALLEY ACQUISITION CORPORATION

                                          By:      /s/ SCOTT E. SAYRE

                                            ------------------------------------

                                          Name:        Scott E. Sayre

                                              ----------------------------------

                                          Title:       Secretary

                                             -----------------------------------

                                          VIAD CORP

                                          By:      /s/ SCOTT E. SAYRE

                                            ------------------------------------

                                          Name:        Scott E. Sayre

                                              ----------------------------------

                                          Title:         Secretary and Associate
                                                 General Counsel

                                             -----------------------------------


May 11, 1998


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                                 EXHIBIT INDEX


 EXHIBIT
   NO.
 -------
(a)(1)*    Offer to Purchase dated April 10, 1998
(a)(2)*    Letter of Transmittal
(a)(3)*    Notice of Guaranteed Delivery
(a)(4)*    Letter from Salomon Smith Barney to Brokers, Dealers,
           Commercial Banks, Trust Companies and Nominees
(a)(5)*    Letter to Clients for Use by Brokers, Dealers, Commercial
           Banks, Trust Companies and Nominees
(a)(6)*    Guidelines for Certification of Taxpayer Identification
           Number on Substitute Form W-9
(a)(7)*    Form of Summary Advertisement as published in The New York
           Times (National Edition) on April 10, 1998
(a)(8)*    Press Release issued by Parent on April 6, 1998
(a)(9)*    Press Release issued by Parent on April 10, 1998
(a)(10)*   Press Release issued by Parent on April 24, 1998
(a)(11)*   Supplement to Offer to Purchase dated May 8, 1998
(a)(12)*   Press Release issued by Parent on May 8, 1998
(a)(13)    Supplement to Offer to Purchase dated May 11, 1998
(a)(14)    Revised Press Release issued by Parent on May 11, 1998
(b)(1)(a)* Amended and Restated Credit Agreement, dated as of July 24,
           1996, among Parent and the Banks named therein, Citicorp
           USA, Inc. and Bank of America National Trust and Savings
           Association
(b)(1)(b)* First Amended dated as of August 1, 1997 to Amended and
           Restated Credit Agreement
(b)(1)(c)* Second Amended dated as of September 11, 1997 to Amended and
           Restated Credit Agreement
(c)(1)*    Agreement and Plan of Merger, dated as of April 4, 1998,
           among Parent, Purchaser and the Company
(c)(2)*    Confidentiality Agreement, dated as of February 11, 1998
           between Parent and the Company
(g)(1)*    Complaint filed in Taam v. Calvano et. al., Court of
           Chancery of the State of Delaware in and for New Castle
           County, April 9, 1998.
(g)(2)*    Complaint filed in Harbor v. Calvano et. al., Court of
           Chancery of the State of Delaware in and for New Castle
           County, April 9, 1998.
(g)(3)*    Amended Class Action Complaint filed in Taam v. Calvano et.
           al., and Harbor v. Calvano et. al., Court of Chancery of the
           State of Delaware in and for New Castle County, April 14,
           1998.
(g)(4)*    Motion for Preliminary Injunction filed in Taam v. Calvano
           et. al., and Harbor v. Calvano et. al., Court of Chancery of
           the State of Delaware in and for New Castle County, April
           14, 1998.
(g)(5)*    Motion for Expedited Proceedings filed in Taam v. Calvano
           et. al., and Harbor v. Calvano et. al., Court of Chancery of
           the State of Delaware in and for New Castle County, April
           14, 1998.


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* Previously filed.

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